Exhibit 99.1

MDJM LTD Announces Receipt of Nasdaq Delisting Determination and Plan to Request a Hearing before the Nasdaq Hearings Panel

LETHAM, Scotland, April 25, 2025 /PRNewswire/ -- MDJM LTD (Nasdaq: UOKA) (the "Company" or "MDJM"), an integrated global culture-driven asset management company, today announced that the Company received a staff determination letter (the “Letter”), on April 23, 2025, from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, due to the Company’s failure to regain compliance with a minimum bid price of $1.00 per share requirement for continued listing on The Nasdaq Capital Market, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement”), Nasdaq has determined (the “Determination”) that Company’s securities will be scheduled for delisting from Nasdaq unless the Company requests an appeal of the Determination to a Hearings Panel (the “Panel”).

On October 23, 2024, the Company received a letter from Nasdaq (the “Notice”), notifying the Company that based upon the closing bid price of its securities for the last 30 consecutive business days preceding the Notice, the Company was not in compliance with the Minimum Bid Requirement.

In accordance with Listing Rule 5810(c)(3)(A), the Notice provided the Company a period of 180 calendar days from the date of the Notice, or until April 21, 2025, to regain compliance with the Minimum Bid Requirement. According to the Letter, the Company had not regained compliance with the Minimum Bid Requirement as of April 21, 2025, and is not eligible for a second 180-day period. Specifically, the Company does not comply with the initial listing requirement of $5,000,000 minimum stockholders’ equity for The Nasdaq Capital Market, as contemplated for a second 180-day period.

Unless the Company requests an appeal of the Determination by April 30, 2025, the Company’s securities will be suspended at the opening of business on May 2, 2025, and a Form 25-NSE will be filed with the U.S. Securities and Exchange Commission, which will remove the Company’s securities from listing and registration on Nasdaq.

The Company plans to appeal the Determination to the Panel in due course. A hearing request will stay the suspension of the Company’s securities and the filing of Form 25-NSE pending the Panel’s decision. The Company is considering all options available to it, including a reverse stock split, and will provide its shareholders with material updates when they are available.

About MDJM LTD

MDJM LTD is a global culture-driven asset management company focused on transforming historical properties into cultural hubs that integrate modern digital technology with rich historical value. The Company has been expanding its operations in the UK, where it is developing projects such as Fernie Castle in Scotland and the Robin Hill Property in England. These properties are being remodeled into multi-functional cultural venues that will feature fine dining, hospitality services, art exhibitions, and cultural exchange events. As part of its broader strategy, MDJM seeks to position itself as a hub for artisan exchanges, art shows, and sales, leveraging its historical properties as platforms for promoting Eastern and Western cultural exchanges. This initiative reflects the Company's commitment to furthering its global market expansion and enhancing its cultural business footprint. For more information regarding the Company, please visit https://www.ir-uoka.com/.

For inquiries about this release, please contact:

MDJM LTD

Contact E-MAIL: ir.mdjmjh.com

Forward-Looking Statements

This announcement contains forward-looking statements. Please refer to the explanations of the usage of such forward-looking statements at https://www.ir-uoka.com/forward-looking-statements.